Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial information, included as an appendix to this discussion and analysis. As discussed in the section titled "Special Note Regarding Forward Looking Statements," the following discussion and analysis contains forward looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below. The unaudited consolidated financial information as of and for the three-month period ended September 30, 2021 and for the nine-month period ended September 30, 2021 and 2020 were prepared in accordance with IFRS, as issued by the International Accounting Standards Board, and presented in Swiss Francs (CHF).

Certain Definitions
Unless otherwise indicated or the context otherwise requires, all references in this document to “On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to On Holding AG, together with its subsidiaries. References to our “extended founder team” or our “executive officers” or "selling shareholders" are to (i) our “co-founders,” which consists of (a) our co-founders and executive co-chairmen, David Allemann and Caspar Coppetti, and (b) our co-founder and executive director Olivier Bernhard, (ii) our chief financial officer and co-chief executive officer, Martin Hoffmann, and (iii) our co-chief executive officer, Marc Maurer. All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “CHF” or “Swiss franc” are to the legal currency of Switzerland.
We have made rounding adjustments to some of the figures included in this document. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

Overview
On is a premium performance sports brand rooted in technology, design and sustainability that has built a passionate global community of fans across more than 60 countries. We focus on providing a premium product experience to customers wherever they are and our brand resonates with our loyal customers around the world.
We believe our Swiss heritage and our focus on innovating at the cutting edge of performance, design and sustainability differentiates us from other sports brands. We are committed to creating premium products that deliver strong performance. Our relentless culture of innovation has driven us to repeatedly introduce numerous groundbreaking technologies that are designed to change the experience of running and create continuous excitement for our fans as we bring new products to market.
Building off our heritage of supporting the runner, we have applied our expertise to creating performance products for a broader set of global consumers who use them in everyday life, expanding our product range beyond Performance Running to Performance Outdoor and Performance All Day.

Key Financial and Operating Metrics
Key highlights for the three-month period ended September 30, 2021 compared to the three-month period ended September 30, 2020 include:
•    net sales increased 67.6% to CHF 218.0 million;
•    net sales through the direct-to-consumer ("DTC") sales channel increased 93.0% to CHF 75.7 million;
•    net sales through the wholesale sales channel increased 56.7% to CHF 142.3 million;
•    net sales in Europe, North America and Asia-Pacific increased 50.3% to CHF 88.3 million, 82.6% to CHF 112.2 million and 71.4% to CHF 13.1 million, respectively;
•    net sales from shoes, apparel and accessories increased 65.2% to CHF 205.0 million, 133.0% to 11.5 million and 41.5% to 1.5 million
•gross profit increased 85.4% to CHF 131.3 million;
•    gross margin increased to 60.2% from 54.5%;
•    net income increased to CHF 13.0 million from CHF 8.1 million;
•    adjusted EBITDA increased 67.9% to CHF 37.9 million; and
•adjusted EBITDA margin remained at 17.4%.

Key highlights for nine-month period ended September 30, 2021 compared to the nine-month period ended September 30, 2020 include:
•    net sales increased 77.2% to CHF 533.5 million;
•    net sales through the DTC sales channel increased 69.8% to CHF 191.1 million;
•    net sales through the wholesale sales channel increased 81.7% to CHF 342.4 million;
•    net sales in Europe, North America and Asia-Pacific increased 53.9% to CHF 216.3 million, 95.2% to CHF 276.1 million and 112.2% to CHF 32.1 million, respectively;
•    net sales from shoes, apparel and accessories increased 76.2% to CHF 503.6 million, 109.4% to CHF 26.4 million and 35.8% to CHF 3.6 million
•gross profit increased 90.9% to CHF 318.5 million;
•    gross margin increased from 55.4% to 59.7%;
•    net income increased to CHF 16.8 million from a net loss of CHF 25.0 million;
•    adjusted EBITDA increased 121.0% to CHF 85.2 million; and
•adjusted EBITDA margin increased from 12.8% to 16.0%.

Key highlights as of September 30, 2021 include:
•cash increased 641.6% to CHF 672.2 million compared to December 31, 2020; and
•net working capital was CHF 200.3 million as of September 30, 2021 which reflects an increase of 89.6% compared to September 30, 2020 and 77.3% compared to December 31, 2020.

Adjusted EBITDA and Net Working Capital are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe adjusted EBITDA measure enhances investor understanding of our financial and operating performance from period to period because it excludes certain material items related to share-based compensation and costs related to our initial public offering, which are not reflective of our ongoing operations and performance. Further, we use, and believe that certain investors and analysts, use Net Working Capital to assess liquidity and management of Net Working Capital resources. We define Net Working Capital as trade receivables, plus inventories, minus trade payables. Adjusted EBITDA and Net Working Capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. See “Non-IFRS Measures” for a detailed description and a reconciliation to the nearest IFRS measure.

Recent Developments
Update on COVID-19
Our response to the continued COVID-19 pandemic has focused on protecting our people, safeguarding our supply chain, responding to new patterns of demand and intensifying partnerships with our customers.
Our balanced sales mix across channels and geographies in 2020 and the first nine months of 2021 provided us with net sales resiliency, evidenced by our strong financial performance across the respective periods and net sales growth of 77.2% in the first nine months of 2021. While we expect our strong financial performance to continue, there may be future developments outside of our control, including the duration and spread of the pandemic and related actions taken by international, federal, state and local governments to prevent disease spread, the emergence of variant strains and the pace of vaccination efforts.
During the third quarter of 2021 the majority of our production partners in Vietnam were affected by government mandated closures to combat the spread of COVID-19. Factories representing 70% of our previous production capacity were closed in July 2021, and remained closed as of 30 September 2021. Our remaining production partners, representing 30% of our previous production capacity, have been unaffected during this period and are not at risk of immediate closure.
Although the situation remains volatile, and subject to factors outside of our control, we have seen a gradual re-opening and ramp-up of our production partners as of early October. Since early November, all factories are open and we see increasing capacity by the week. In total, we have lost approximately twelve weeks of production as a result of the closures. We expect the following supply chain challenges to impact the fourth quarter of 2021 and the first half of 2022: i) continued ramp-up of production may cause supply constraints and higher airfreight expenses; ii) additional delays throughout the supply chain may delay a portion of net sales; and iii) higher freight and shipping charges and warehouse labor expenses.
To mitigate the impact of these supply chain challenges on our business we continue to take actions including the reallocation of resources and the use of air freight to balance inventory levels against strong demand expected to continue through 2021 and into 2022. In addition, already as of Q1 2022, we secured a significant amount of additional production capacity at two new factory partners in Indonesia. For the fourth quarter of 2021 we anticipate to secure the majority of our net sales through current inventories and inventories in transit as of September 30, 2021, which is expected to limit the impact of the supply constraints on our business across sales channels or geographies. In 2022, we will not compensate the entire production loss with airfreight.
We continue to monitor the ongoing impacts of COVID-19 and proactively take actions as appropriate. Continued disruptions across international supply chains, including factory closures, port congestion, labor shortages and increased logistics costs, may materially impact our net sales or adjusted EBITDA outlook for 2021 and 2022.

Initial Public Offering (IPO)
On September 15, 2021, the Company completed an IPO on the New York Stock Exchange in which it issued and sold an aggregate of 35,765,000 Class A ordinary shares (of which 29,258,125 shares were offered by the Company and 6,506,875 shares were offered by the selling shareholders) at USD 24.00 per share, which included the shares sold pursuant to the underwriters’ exercise in full of their option to purchase additional Class A ordinary shares. The gross proceeds from the IPO were CHF 652.5 million (USD 702.2 million) for us and CHF 145.1 million (USD 156.2 million) for the selling shareholders before deducting underwriting discounts and commissions, fees and expenses payable. The IPO resulted in a net increase of CHF 615.3 million (USD 662.2 million) to the share premium account prior to fees and expenses payable associated with the IPO share issuance of CHF 14.1 million (USD 15.2 million), of which CHF 7.2 million (USD 7.8 million) has been recorded as an expense for the period ended September 30, 2021 and the remainder recorded in equity.

Share-based compensation expenses
As a public company, we grant share-based compensation awards to our extended founder team, other members of senior management and to certain other employees to incentivize individuals based on their impact and contribution to On. For the three-month period ended September 30, 2021 we have recognized a share-based compensation charge of CHF 2.4 million in connection to the vesting of the options under certain of the active plans further described in section "Capital management - Share-based compensation".
We anticipate an additional CHF 173.3 million of share based compensation and social tax expenses in the fourth quarter of 2021 related to the following:
•We expect CHF 7.0 million of share based compensation and social tax expenses primarily related to the regular vesting of awards granted prior to September 30, 2021 under our incentive plans.
•On October 1, 2021 we granted options under our 2020 LTIP. These options are exercisable into 10,552,670 Class B voting rights shares and 5,496,167 Class A ordinary shares. We expect to recognize a share-based compensation charge of approximately CHF 134.9 million, excluding CHF 9.8 million of social tax expense, based on a October 1, 2021 closing share price of $30.50 per Class A ordinary share. Further, as of October 1, 2021 we granted 699,648 Class A ordinary shares under our Founders Plan, to certain employees who were not eligible to receive grants under our existing equity incentive plans (the “Founder Grants”). These grants have an aggregate value of approximately CHF 19.6 million, excluding CHF 1.8 million of social tax expense, based on a October 1, 2021 closing share price of $30.50 per Class A ordinary share.

Results of Operations
The following table summarizes certain key operating measures for the three-month and nine-month periods ended September 30, 2021 and 2020.

	Three-month period ended September 30,			Nine-month period ended September 30,

(CHF in thousands)	2021	2020	% Change	2021	2020	% Change

Net sales	218,037	130,077	67.6%	533,492	300,995	77.2%
Cost of sales	(86,749)	(59,255)	46.4%	(215,024)	(134,169)	60.3%
Gross profit	131,288	70,822	85.4%	318,467	166,826	90.9%
Gross profit margin	60.2%	54.5%		59.7%	55.4%
Selling, general and administrative expenses	(107,407)	(56,812)	89.1%	(282,106)	(182,131)	54.9%
Operating result	23,881	14,010	70.5%	36,361	(15,305)	337.6%
Net financial result	(5,690)	(5,254)	8.3%	(4,922)	(6,349)	-22.5%
Income / (Loss) before taxes	18,191	8,756	107.8%	31,439	(21,654)	245.2%
Income taxes	(5,199)	(654)	694.6%	(14,688)	(3,307)	344.1%
Net income / (loss)	12,993	8,102	60.4%	16,751	(24,961)	167.1%

Basic EPS Class A (CHF)	0.05	0.03	52.7%	0.06	(0.09)	162.9%
Diluted EPS Class A (CHF)	0.04	0.03	55.5%	0.06	(0.09)	163.8%

Other data(1)
Adjusted EBITDA	37,931	22,594	67.9%	85,230	38,570	121.0%
Adjusted EBITDA margin	17.4%	17.4%		16.0%	12.8%
Adjusted Net income	18,498	12,733	45.3%	44,898	17,416	157.8%
Adjusted basic EPS Class A (CHF)	0.06	0.05	38.3%	0.16	0.07	141.8%
Adjusted diluted EPS Class A (CHF)	0.06	0.05	40.9%	0.16	0.06	145.0%
(1)    Adjusted EBITDA, adjusted EBITDA margin, Adjusted net income, adjusted basic EPS, and adjusted diluted EPS are non-IFRS measures. See “Non-IFRS Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Net Sales
Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended September 30,			Nine-month period ended September 30,

(CHF in thousands)	2021	2020	% Change	2021	2020	% Change

Wholesale	142,293	90,825	56.7%	342,403	188,480	81.7%
DTC	75,745	39,253	93.0%	191,099	112,515	69.8%
Net sales	218,037	130,077	67.6%	533,492	300,995	77.2%

Wholesale % of Net sales	65.3%	69.8%		64.2%	62.6%
DTC % of Net sales	34.7%	30.2%		35.8%	37.4%
Net sales %	100.0%	100.0%		100.0%	100.0%

Three-month period ended September 30, 2021 compared to the three-month period ended September 30, 2020
Net sales for the three-month period ended September 30, 2021 increased by CHF 88.0 million, or 67.6%, compared to the three-month period ended September 30, 2020.
Net sales generated by the wholesale sales channel for the three-month period ended September 30, 2021 increased by CHF 51.5 million, or 56.7%, to CHF 142.3 million, compared to CHF 90.8 million for the three-month period ended September 30, 2020. This was driven by a combination of higher net sales to existing wholesale customer stores; growth of new specialty running, outdoor, fashion and lifestyle wholesale customer stores and strong recovery in demand from retailers after the COVID-19 restrictions were lifted in most markets. Net sales generated by the wholesale sales channel as a percentage of net sales decreased to 65.3% for the three-month period ended September 30, 2021, from 69.8% for the three-month period ended September 30, 2020.
Net sales generated by the DTC sales channel for the three-month period ended September 30, 2021 increased by CHF 36.5 million, or 93.0%, to CHF 75.7 million, compared to CHF 39.3 million for the three-month period ended September 30, 2020. This was primarily driven by increased traffic on our e-commerce platform as a result of increased brand awareness and a sustained shift in consumer behavior during the COVID-19 pandemic. Our e-commerce platform recorded 23.9 million visits during the three-month period ended September 30, 2021 and 17.7 million visits during the three-month period ended September 30, 2020. Net sales generated from the DTC sales channel as a percentage of net sales increased to 34.7% for the three-month period ended September 30, 2021 compared to 30.2% for the three-month period ended September 30, 2020 due to a stronger increase in e-commerce sales than wholesale. Net sales from our own retail network for the three-month period ended September 30, 2021 was not significant.

Nine-month period ended September 30, 2021 compared to the nine-month period ended September 30, 2020
Net sales for the nine-month period ended September 30, 2021 increased by CHF 232.5 million, or 77.2%, compared to the nine-month period ended September 30, 2020.
Net sales generated by the wholesale sales channel for the nine-month period ended September 30, 2021 increased by CHF 153.9 million, or 81.7%, to CHF 342.4 million, compared to CHF 188.5 million for the nine-month period ended September 30, 2020. This increase was attributable to increased brand awareness driving growth in the volume of products sold to new and existing wholesale customers and strong recovery in demand from retailers in 2021 after the COVID-19 restrictions were lifted in most markets. Net sales generated by the wholesale sales channel as a percentage of net sales increased to 64.2% for the nine-month period ended September 30, 2021, from 62.6% for the nine-month period ended September 30, 2020.
Net sales generated by the DTC sales channel for the nine-month period ended September 30, 2021 increased by CHF 78.6 million, or 69.8%, to CHF 191.1 million, compared to CHF 112.5 million for the nine-month period ended September 30, 2020. This was primarily driven by increased traffic on our e-commerce platform as a result of a change in consumer behavior during the COVID-19 pandemic. Our e-commerce platform recorded 63.1 million visits during the nine-month period ended September 30, 2021 and 45.4 million visits during the nine-month period ended September 30, 2020. Net sales generated from the DTC sales channel as a percentage of net sales decreased to 35.8% for the nine-month period ended September 30, 2021 compared to 37.4% for the nine-month period ended September 30, 2020 due a strong recovery in wholesales after the COVID-19 restrictions were lifted.

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended September 30,			Nine-month period ended September 30,

(CHF in thousands)	2021	2020	% Change	2021	2020	% Change

Europe	88,342	58,768	50.3%	216,262	140,513	53.9%
North America	112,186	61,428	82.6%	276,129	141,425	95.2%
Asia-Pacific	13,094	7,638	71.4%	32,140	15,145	112.2%
Rest of World	4,416	2,243	96.8%	8,970	3,913	129.2%
Net sales	218,037	130,077	67.6%	533,492	300,995	77.2%

Europe % of Net sales	40.5%	45.2%		40.5%	46.7%
North America % of Net sales	51.5%	47.2%		51.8%	47.0%
Asia-Pacific % of Net sales	6.0%	5.9%		6.0%	5.0%
Rest of World % of Net sales	2.0%	1.7%		1.7%	1.3%
Net sales %	100.0%	100.0%		100.0%	100.0%

Three-month period ended September 30, 2021 compared to the three-month period ended September 30, 2020
Net sales increased across all geographic regions for the three-month period ended September 30, 2021. The North American market experienced significant growth of 82.6% primarily driven by the DTC sales channel which has grown twice as fast as wholesale sales channel. Europe net sales growth of 50.3% reflected the fact that unlike other regions, European markets had lifted Covid restrictions in the third quarter of 2020 which had driven higher wholesale net sales in the same period last year. Net sales growth of 71.4% in Asia-Pacific was primarily driven by strong triple-digit sales growth in China, partly offset by a slowdown in Australia's wholesale market as local lockdowns continue. Net sales growth of 96.8% in Rest of World was driven by strong increasing brand awareness, especially in Brazil.

Nine-month period ended September 30, 2021 compared to the nine-month period ended September 30, 2020
Net sales increased across all geographic regions for the nine-month period ended September 30, 2021. The North American market experienced a strong recovery in physical retail due to easing of COVID-19 restrictions, and continued growth of our DTC channel leading to net sales growth of 95.2% primarily related to an increase in volumes. Lockdowns in Europe, and in particular in the key market of Germany, were imposed for a significantly longer period of time, which resulted in lower net sales growth of 53.9%. Net sales growth of 112.2% in Asia-Pacific was primarily driven by strong sales growth in China and Australia. Net sales growth of 129.2% in Rest of World was driven by strong sales growth in Brazil and other markets due to the easing of COVID-19 restrictions.

Net sales by product
The following table presents net sales by product group:

	Three-month period ended September 30,			Nine-month period ended September 30,

(CHF in thousands)	2021	2020	% Change	2021	2020	% Change

Shoes	205,023	124,074	65.2%	503,559	285,773	76.2%
Apparel	11,508	4,939	133.0%	26,358	12,590	109.4%
Accessories	1,506	1,065	41.5%	3,575	2,632	35.8%
Net sales	218,037	130,077	67.6%	533,492	300,995	77.2%

Shoes % of Net sales	94.0%	95.4%		94.4%	94.9%
Apparel % of Net sales	5.3%	3.8%		4.9%	4.2%
Accessories % of Net sales	0.7%	0.8%		0.7%	0.9%
Net sales %	100.0%	100.0%		100.0%	100.0%

Three-month period ended September 30, 2021 compared to the three-month period ended September 30, 2020
Net sales increased across all product groups with shoes and apparel experiencing the largest growth. Growth in shoes was well balanced across new launches, updates to existing models and carry over product. In particular, new releases such as the Cloudultra and the Roger franchise and updates to the Cloudstratus, Cloudflow and Cloudventure made significant contributions to growth. Apparel continues to be the fastest growing product category, delivering 133% growth against the same period in 2020, and representing more than a 5% of total net sales. Continued expansion into outdoor and all day active wear alongside a successful running range has supported this growth.

Nine-month period ended September 30, 2021 compared to the nine-month period ended September 30, 2020
Net sales increased across all product groups with shoes and apparel experiencing the largest growth. The increase in net sales for shoes in the nine-month period ended September 30, 2021 compared to the nine-month period ended September 30, 2020 was partly driven by updated product releases for our Cloudswift, Cloudflyer and CloudX shoes in Performance Running, and by the launch of our new Cloudboom Echo and Cloudultra shoes in Performance Running and Performance Outdoor. The increase in net sales for apparel for the nine-month period ended September 30, 2021 was primarily due to extending our product range at the interception of performance, design and sustainability.

Gross Profit

	Three-month period ended September 30,			Nine-month period ended September 30,

(CHF in thousands)	2021	2020	% Change	2021	2020	% Change

Gross profit	131,288	70,822	85.4%	318,467	166,826	90.9%
Gross profit margin	60.2%	54.5%		59.7%	55.4%

Three-month period ended September 30, 2021 compared to the three-month period ended September 30, 2020
Cost of sales during the three-month period ended September 30, 2021 increased by CHF 27.5 million, or 46.4%, to CHF 86.7 million, compared to CHF 59.3 million during the three-month period ended September 30, 2020. Gross profit was CHF 131.3 million for the three-month period ended September 30, 2021, representing a gross margin of 60.2%, compared with CHF 70.8 million for the three-month period ended September 30, 2020, representing a gross margin of 54.5%. The period on period increase in gross margin was primarily due to the reduction in customs costs related to the free trade agreement between Vietnam and Europe which became effective part way through the third quarter of 2020; and reduction in sourcing costs while maintaining On's premium positioning.

Nine-month period ended September 30, 2021 compared to the nine-month period ended September 30, 2020
Cost of sales during the nine-month period ended September 30, 2021 increased by CHF 80.9 million, or 60.3%, to CHF 215.0 million, compared to CHF 134.2 million during the nine-month period ended September 30, 2020. Gross profit was CHF 318.5 million for the nine-month period ended September 30, 2021, representing a gross margin of 59.7%, compared with CHF 166.8 million for the nine-month period ended September 30, 2020, representing a gross margin of 55.4%. The increase in gross margin was primarily driven by the continued high share of DTC sales; duplicate expenses during 2020 in relation to building up our in-house sourcing organization while finalizing payments to former external sourcing agencies; and lower customs expenses due to the new free trade agreement between Vietnam and Europe.

Selling, General and Administrative Expenses (SG&A)

	Three-month period ended September 30,			Nine-month period ended September 30,

(CHF in thousands)	2021	2020	% Change	2021	2020	% Change

Net sales	218,037	130,077	67.6%	533,492	300,995	77.2%
Distribution expenses	(30,257)	(14,043)	115.5%	(70,658)	(36,942)	91.3%
Selling expenses	(15,716)	(8,479)	85.4%	(37,934)	(25,842)	46.8%
Marketing expenses	(25,441)	(13,202)	92.7%	(67,415)	(30,006)	124.7%
Share-based compensation	(2,360)	(5,334)	-55.8%	(22,251)	(45,741)	-51.4%
General and administrative expenses	(33,634)	(15,754)	113.5%	(83,848)	(43,600)	92.3%
SG&A expenses	(107,407)	(56,812)	89.1%	(282,106)	(182,131)	54.9%
Less share-based compensation	(2,360)	(5,334)	-55.8%	(22,251)	(45,741)	-51.4%
SG&A (excluding share-based compensation)	(105,047)	(51,478)	104.1%	(259,855)	(136,390)	90.5%

Distribution expenses % of net sales	13.9%	10.8%		13.2%	12.3%
Selling expenses % of net sales	7.2%	6.5%		7.1%	8.6%
Marketing expenses % of net sales	11.7%	10.1%		12.6%	10.0%
Share-based compensation % of net sales	1.1%	4.1%		4.2%	15.2%
General and administrative expenses % of net sales	15.4%	12.1%		15.7%	14.5%
SG&A expenses % of net sales	49.3%	43.7%		52.9%	60.5%

Three-month period ended September 30, 2021 compared to the three-month period ended September 30, 2020
SG&A expenses during the three-month period ended September 30, 2021 increased by CHF 50.6 million, or 89.1%, to CHF 107.4 million, compared to CHF 56.8 million during the three-month period ended September 30, 2020 primarily due to the growth in net sales. Excluding share-based compensation, SG&A expenses as a percentage of net sales have increased to 48.2% during the three-month period ended September 30, 2021 from 39.6% during the three-month period ended September 30, 2020.
The increase in SG&A expenses, as a percentage of net sales is primarily attributable to:
•    Distribution expenses as a percentage of net sales, increased to 13.9% during the three-month period ended September 30, 2021 compared to 10.8% during the three-month period ended September 30, 2020. This was primarily due to an increase in delivery and warehousing rates and increasing inflation rates, especially in the United States, which lead to increased labor costs.
•Selling expenses as a percentage of net sales, increased to 7.2% during the three-month period ended September 30, 2021 compared to 6.5% during the three-month period ended September 30, 2020, due to higher payment processing fees, consistent with a higher share of DTC Net Sales and costs associated with our retail channel and pop up stores at events.
•Marketing expenses as a percentage of net sales, increased to 11.7% during the three-month period ended September 30, 2021 compared to 10.1% during the three-month period ended September 30, 2020. This was primarily driven by an increased focus on investments in digital customer acquisition and demand creating expenses such as brand initiatives and campaigns and the resumption of investment in grassroots activities post COVID-19 pandemic lockdowns.
•The decrease in share-based compensation expenses was primarily due to additional awards granted in the three-month period ended September 30, 2020. We expect to grant additional stock-based awards under our existing share based compensation plans and programs. These awards will vest at the grant date and therefore, we will record a material one-time share-based compensation charge in the fourth quarter of 2021. See “—Recent developments” for our estimate of the share-based compensation charge.

•General and administrative expenses as a percentage of net sales, increased to 15.4% during the three-month period ended September 30, 2021 compared to 12.1% during the three-month period ended September 30, 2020. This increase was primarily due to additional investment to enhance the finance and other functions required by a public company and one-off IPO transaction costs.

Nine-month period ended September 30, 2021 compared to the nine-month period ended September 30, 2020
SG&A expenses during the nine-month period ended September 30, 2021 increased by CHF 100.0 million, or 54.9%, to CHF 282.1 million, compared to CHF 182.1 million during the nine-month period ended September 30, 2020. Excluding share-based compensation, SG&A expenses as a percentage of net sales increased to 48.7% during the nine-month period ended September 30, 2021 from 45.3% during the nine-month period ended September 30, 2020.
The increase in SG&A expenses, as a percentage of net sales is primarily attributable to:
•    Distribution expenses as a percentage of net sales, increased slightly to 13.2% during the nine-month period ended September 30, 2021 compared to 12.3% during the nine-month period ended September 30, 2020. This increase was primarily due to the reasons outlined above for the third quarter of 2021.
•    Selling expenses as a percentage of net sales, decreased to 7.1% during the nine-month period ended September 30, 2021 compared to 8.6% during the nine-month period ended September 30, 2020, primarily due to higher sales from the Wholesale channel and the underlying increase of efficiency within our sales team.
•Marketing expenses as a percentage of net sales, increased to 12.6% during the nine-month period ended September 30, 2021 compared to 10.0% during the nine-month period ended September 30, 2020. This increase was primarily driven by an increased focus on investments in digital customer acquisition and demand creating expenses as well as brand building.
•    The decrease in share-based compensation expenses was primarily due to a one-off transaction in 2020 in connection with a capital round and purchase of a services, license, and investment agreement.
•    General and administrative expenses, as a percentage of net sales, increased to 15.7% during the nine-month period ended September 30, 2021 compared to 14.5% during the nine-month period ended September 30, 2020. This increase was primarily due to hiring additional fulltime equivalents to support the company growth, especially within the customer service, product innovation and support functions, increased travel expenses post-COVID lockdowns, and one-off IPO transaction costs.

Depreciation and Amortization

	Three-month period ended September 30,			Nine-month period ended September 30,

(CHF in thousands)	2021	2020	% Change	2021	2020	% Change

Depreciation and amortization	7,716	3,250	137.4%	19,392	8,135	138.4%

Three-month and nine-month periods ended September 30, 2021 compared to the three-month and nine-month periods ended September 30, 2020
Depreciation and amortization expenses during the three-month period ended September 30, 2021 increased by CHF 4.5 million, or 137.4%, to CHF 7.7 million, compared to CHF 3.3 million during the three-month period ended September 30, 2020. Depreciation and amortization expenses during the nine-month period ended September 30, 2021 increased by CHF 11.3 million, or 138.4%, to CHF 19.4 million, compared to CHF 8.1 million during the nine-month period ended September 30, 2020. The increase was primarily attributable to depreciation and amortization of continued investment into IT (specifically our new global ERP system), own retail stores, and global corporate offices.
Under IFRS 16, right of use assets are depreciated over their estimated useful life. Total depreciation expense for right of use assets capitalized under IFRS 16 was CHF 4.6 million and CHF 0.9 million for the three-month period ended September 30, 2021 and 2020, respectively. Total depreciation expense for right of use assets capitalized under IFRS 16 were CHF 10.5 million and CHF 2.7 million for the nine-month period ended September 30, 2021 and 2020, respectively.

Net Financial Result

	Three-month period ended September 30,			Nine-month period ended September 30,

(CHF in thousands)	2021	2020	% Change	2021	2020	% Change

Financial income	6	7	-15.5%	18	20	-10.4%
Financial expenses	(674)	(169)	298.5%	(2,218)	(634)	249.9%
Foreign exchange result	(5,021)	(5,092)	-1.4%	(2,723)	(5,735)	-52.5%
Net financial result	(5,690)	(5,254)	8.3%	(4,922)	(6,349)	-22.5%

Three-month and nine-month periods ended September 30, 2021 compared to the three-month and nine-month periods ended September 30, 2020
The increases in the financial expenses for the three-month and nine-month periods ended September 30, 2021 were primarily due to increased interest expense associated with leases. The decrease in the foreign exchange result for the nine-month period ended September 30, 2021 was primarily due to fluctuation in the CHF/USD exchange rate exposure.

Income Taxes

	Three-month period ended September 30,			Nine-month period ended September 30,

(CHF in thousands)	2021	2020	% Change	2021	2020	% Change

Income taxes	(5,199)	(654)	694.6%	(14,688)	(3,307)	344.1%

Three-month and nine-month periods ended September 30, 2021 compared to the three-month and nine-month periods ended September 30, 2020
Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. Income tax expense increased by CHF 4.5 million to CHF 5.2 million during the three-month period ended September 30, 2021, compared to CHF 0.7 million during the three-month period ended September 30, 2020. Income tax expense increased by CHF 11.4 million to CHF 14.7 million during the nine-month period ended September 30, 2021, compared to CHF 3.3 million during the nine-month period ended September 30, 2020. The increase is primarily due to the combined effect of the increase in income before taxes and higher proportion of net sales to North America and China.

Liquidity and Capital Resources
Our primary need for liquidity is to fund working capital requirements, capital expenditures, lease obligations and for general corporate purposes. Our operations historically have been financed through cash flow from operations, an ordinary share capital increase in 2020, bank overdraft facilities and most recently the completion of an IPO in September 2021.

Cash Flows

	For the nine months ended September 30,

(CHF in thousands)	2021	2020	% Change

Cash (outflow) from operating activities	(8,473)	(11,292)	-25.0%
Cash (outflow) from investing activities	(20,355)	(11,950)	70.3%
Cash inflow from financing activities	609,427	126,268	382.6%
Change in cash and cash equivalents	580,600	103,027	463.5%
Net cash and cash equivalents at 30 September	672,122	102,765	554.0%

The movements in the key financial measures were primarily due to:
•Cash outflow from operating activities was CHF 8.5 million during the nine-month period ended September 30, 2021 compared to cash outflow from operating activities of CHF 11.3 million during the nine-month period ended September 30, 2020. The period-over-period decrease of CHF 2.8 million in cash outflows from operating activities was primarily due to the increase in income generated in the period (adjusted for non-cash items) partially offset by the increase in net working capital. Innovation, development and design expenses were CHF 4.0 million and CHF 1.5 million for the nine-month periods ended September 30, 2021 and 2020, respectively.
•Cash outflow from investing activities was CHF 20.4 million during the nine-month period ended September 30, 2021 compared to CHF 11.9 million during the nine-month period ended September 30, 2020. This was primarily due to additional investment in IT infrastructure in connection with the implementation of the new global Enterprise Risk Planning (ERP) system, purchases of leasehold improvements in connection with new corporate offices, registration fees for our intellectual property and purchases of production tools. Total capital expenditure was CHF 20.2 million and CHF 11.9 million for the nine-month period ended September 30. 2021 and 2020, respectively.
•Cash inflow from financing activities was CHF 609.4 million during the nine-month period ended September 30, 2021 compared to cash inflow from financing activities of CHF 126.3 million during the nine-month period ended September 30, 2020. The period-on-period increase of CHF 483.2 million in cash flows from financing activities was due to the proceeds received in connection with the IPO dated September 15, 2021. Cash payments for lease liabilities recorded under IFRS 16 were CHF 6.9 million and CHF 2.1 million for the nine-month period ended September 30, 2021 and 2020, respectively.

Net Working Capital
To reduce the impact of seasonality, the following table summarizes the movements in Net Working Capital as of September 30, 2021 and September 30, 2020

	September 30,

(CHF in thousands)	2021	2020	% Change

Accounts receivables	105,190	55,006	91.2%
Inventories	145,285	72,244	101.1%
Trade payables	(50,131)	(21,581)	132.3%
Net working capital(1)	200,343	105,669	89.6%
(1)    Net Working Capital is a non-IFRS measure. See “Non-IFRS Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
The movements in Net Working Capital were primarily due to:
•The CHF 50.2 million increase in accounts receivable and and CHF 28.6 million increase in trade payables was due to the strong net sales growth within the wholesale sales channel.
•The CHF 73.0 million increase in inventories primarily related to increased inventory levels required to capture further market share across the wholesale and DTC sales channels and recovery in demand from wholesale customers post lockdown.

Capital Management

	September 30,	December 31,

(CHF in thousands)	2021	2020	% Change

As of September 30, 2021: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued As of December 31, 2020: CHF 10 nominal value, 217,151 Class A Ordinary Shares issued and outstanding (CHF 0.10 nominal value, 271,438,750 Class A Ordinary Shares post Capital Reorganization)	30,000	2,172	1,281.2%
As of September 30, 2021: CHF 0.01 nominal value, 345,437,500 Class B voting rights shares issued and outstanding	3,454	—	—
Share capital	33,454	2,172	1440.6%
Treasury shares	(2,500)	—	-
Share premium	756,883	175,224	332.0%
Legal reserves	10,483	2,662	293.7%
Equity transaction costs	(8,797)	(1,876)	369.0%
Share-based plans	123,306	100,397	22.8%
Capital reserves	881,874	276,408	219.0%
Other reserves	(2,619)	(3,109)	-15.8%
Accumulated losses	(13,626)	(30,377)	-55.1%
Equity	896,583	245,093	265.8%

	Class A Shares	Class B Shares

Shares issued at January 1, 2021(1)	271,438,750	—
Capital increase from conditional capital(1)	8,845,000	—
Exchange of 27,635 Class A shares into 276,350 Class B shares(1)	(34,543,750)	345,437,500
Issued treasury shares(1)	25,000,000	—
Issued shares as part of the IPO	29,258,125	—
Shares issued at September 30, 2021	299,998,125	345,437,500
Less: Issued treasury shares(1)	25,000,000	—
Shares issued and outstanding at September 30, 2021	274,998,125	345,437,500

Shares granted under incentive plans with dilutive effects at September 30, 2021	5,140,068	—
(1)    Original share numbers have been multiplied by 1,250 to give effect to the Share Capital Reorganization
Note: The table above does not reflect the 10,552,670 Class B voting rights shares and 5,496,167 Class A ordinary shares anticipated to be issued under the 2020 LTIP, or the 699,648 Class A ordinary shares anticipated to be issued under the Founders Plan as discussed in section "Recent Developments - Share based compensation expenses".

Share capital reorganization and IPO
As of April 21, 2021, our shareholders approved the creation of a second share class (“Class B voting rights shares”). The Class B voting rights shares are held by the members of the extended founder team and cannot be sold in the market nor can they be transferred to others, including family members. The holders of the Class B voting rights shares commit themselves to several sunset rules to ensure that, if pre-defined sunset events are triggered, the Class B voting rights shares are converted back into Class A ordinary shares. Members of the extended founder team exchanged 27,635 Class A ordinary shares into 276,350 Class B voting rights shares. Each Class B voting rights share carries one voting right; therefore, this transaction increased the holders of the Class B voting rights shares by a ratio of 10:1. The par value and dividend and distribution rights of Class B voting rights share are each 1/10 that of a Class A ordinary share.
Immediately prior to the completion of the IPO, On has given effect to i) an increase of the par value of each of our Class A ordinary shares and Class B voting rights shares from (x) CHF 10 par value per share to CHF 125 par value per share and (y) CHF 1 par value per share to CHF 12.50 par value per share, respectively, by converting capital reserves into share capital (the “Par Value Increase”) and (ii) a 1:1,250 share split of all issued shares (and outstanding awards under our equity incentive plans) resulting in a par value per share for our Class A ordinary shares and Class B voting rights shares of CHF 0.1 and 0.01, respectively (the “Share Split” and, together with the Par Value Increase, the “Share Capital Reorganization”). The Capital Reorganization was effected on August 19, 2021 and at that date increased Class A shares to 245,740,000 and Class B shares to 345,437,500. In addition to the Share Capital Reorganization, we issued 25,000,000 Class A ordinary shares that are held by the Company in treasury and therefore are not outstanding.
On September 15, 2021, the Company completed an IPO on the New York Stock Exchange in which the Company issued an aggregate of 29,258,125 Class A ordinary shares at USD 24.00 per share, including the Class A ordinary shares issued and sold pursuant to the underwriters’ exercise in full of their option to purchase additional Class A ordinary shares. The gross proceeds from the IPO were CHF 652.5 million (USD 702.2 million) for us before deducting underwriting discounts and commissions, fees and expenses payable. The IPO resulted in a net increase of CHF 615.3 million (USD 662.2 million) to the share premium account prior to fees and expenses payable associated with the IPO share issuance of CHF 14.1 million (USD 15.2 million), of which CHF 7.2 million (USD 7.8 million) has been recorded as an expense for the period ended September 30, 2021 and the remainder recorded in equity.

Share-based compensation
As of September 30, 2021 capital reserves were impacted by an increase in share-based compensation of CHF 22.9 million in the first nine-months of 2021. We have granted share-based compensation pursuant to the following share-based compensation plans and programs for select employees including our group executive team and senior management team, which account for a part of the increase:
•    On Employee Participation Program 2018
•    Long Term Participation Plan 2018
•    Long Term Incentive Plan 2018
•    Long Term Incentive Plan 2020
•    Compensation of non-executive members of our board of directors in 2019

Share-based payments are valued based on the grant date fair value of these awards and recorded over the corresponding vesting period.

Indebtedness
As of September 30, 2021, we had three bank overdraft facilities with different lenders with credit limits of up to CHF 100.0 million, CHF 25.0 million and USD 35.0 million, respectively, which expire in 2024 and 2025. All facilities are fully committed. The maximum amounts that can be drawn under the respective facilities are determined quarterly based on our Net Working Capital. Any amounts drawn in excess of the committed amounts are repayable on demand. As of September 30, 2021, no amounts had been drawn under the overdraft facilities.

Contractual Obligations and Commitments
The following summarizes the significant contractual and other obligations as of September 30, 2021:

	September 30, 2021

(CHF in thousands)	Total	Less than 1 year	1 to 5 years	More than 5 years

Purchase obligations(1)	50,131	50,131	—	—
Current bank overdrafts	99	99	—	—
Lease liabilities(2)	197,225	15,644	71,913	109,668
Other financial liabilities	7,445	7,445	—	—
Lease commitments(3)	6,977	576	5,592	809
Total contractual obligations	261,878	73,895	77,505	110,477
(1)    Purchase obligations refer to an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms. The figures presented comprise of trade payables as of September 30, 2021.
(2)    Lease liabilities are related to storage space, various offices, retail stores (including pop-ups), showrooms and cars. The corresponding right-of-use assets as of September 30, 2021, increased by net CHF 145.9 million to CHF 168.6 million compared to December 31, 2020. The additions in the nine-month period 2021 mainly relate to various long-term leasing contracts (new headquarter in Zurich, Switzerland (CHF 73.3 million), new warehouse in Atlanta, United States (CHF 68.4 million), and new offices in Portland, United States (CHF 6.3 million) and in Berlin, Germany (CHF 5.3 million)).
(3)    We have committed ourselves to several new lease contracts, which have not yet commenced as of September 30, 2021, and are therefore not required to be recognized on our balance sheet. The majority of the future lease commitments relate to new retail stores and offices contracts.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted EPS, adjusted diluted EPS and Net Working Capital are financial measures that are not defined under IFRS.
We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. Additionally, we believe these non-IFRS measures enhance an investor’s understanding of our financial and operating performance from period to period, because certain measures, such as adjusted EBITDA, exclude certain material items relating to share-based compensation and transaction costs related to the IPO which are not reflective of our ongoing operations and performance. In particular, we believe adjusted EBITDA, adjusted EBITDA margin and adjusted net income and Net Working Capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted EPS, adjusted diluted EPS or Net Working Capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its closest IFRS measure.

Adjusted EBITDA and adjusted EBITDA margin
The table below reconciles net income / (loss) to adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended September 30,			Nine-month period ended September 30,

(CHF in thousands)	2021	2020	% Change	2021	2020	% Change

Net income / (loss)	12,993	8,102	60.4%	16,751	(24,961)	167.1%
Exclude the impact of:
Income taxes	(5,199)	(654)	694.6%	(14,688)	(3,307)	344.1%
Financial income	6	7	-15.5%	18	20	-10.4%
Financial expenses	(674)	(169)	298.5%	(2,218)	(634)	249.9%
Foreign exchange result(1)	(5,021)	(5,092)	-1.4%	(2,723)	(5,735)	-52.5%
Depreciation and amortization	7,716	3,250	137.4%	19,392	8,135	138.4%
Share-based compensation(2)	2,360	5,334	-55.8%	22,251	45,741	-51.4%
Equity transaction costs(3)	3,974	—	-	7,225	—	-
Adjusted EBITDA	37,931	22,594	67.9%	85,230	38,570	121.0%
Adjusted EBITDA margin	17.4%	17.4%	0.2%	16.0%	12.8%	24.7%
(1)    Represents the foreign exchange impact within the net financial result. We do not consider these expenses reflective of the operating performance of the business.
(2)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.
(3)    In connection with the IPO, we have incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are not indicative of our ongoing costs.

Adjusted net income, adjusted EPS and adjusted diluted EPS
We use adjusted net income, adjusted EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) from the calculation in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted earnings per share (EPS) is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and the transaction costs relating to the IPO and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.

The table below reconciles net income / (loss) to adjusted net income, adjusted EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended September 30,			Nine-month period ended September 30,

(CHF in thousands, except per share data)	2021	2021	2020	2021	2021	2020
	Class A	Class B	Class A	Class A	Class B	Class A

Net income / (loss)	11,418	1,575	8,102	15,527	1,224	(24,961)
Exclude the impact of:
Share-based compensation(1)	2,074	286	5,334	20,625	1,626	45,741
Equity transaction costs(2)	3,492	482	—	6,697	528	—
Tax effect of adjustments(3)	(728)	(100)	(703)	(1,233)	(97)	(3,364)
Adjusted Net income	16,256	2,242	12,733	41,616	3,281	17,416

Number of shares at beginning of period	245,740,000	345,437,500	271,438,750	271,438,750	—	234,198,750
Number of shares at end of period	274,998,125	345,437,500	271,438,750	274,998,125	345,437,500	271,438,750
Weighted number of outstanding shares	250,510,346	345,437,500	271,438,750	259,967,283	204,984,890	263,054,872
Weighted number of shares with dilutive effects	3,568,037	—	8,891,095	4,289,757	—	7,895,227
Weighted number of outstanding shares (diluted an undiluted)(4)	254,078,383	345,437,500	280,329,845	264,257,039	204,984,890	270,950,099

Adjusted EPS (CHF)	0.06	0.01	0.05	0.16	0.02	0.07
Adjusted Diluted EPS (CHF)	0.06	0.01	0.05	0.16	0.02	0.06
(1)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.
(2)    In connection with the IPO, we have incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are not indicative of our ongoing costs.
(3)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(4)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate adjusted EPS as adjusted net income for such periods.

Net Working Capital
Net Working Capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management of Net Working Capital resources. We define Net Working Capital as trade receivables, plus inventories, minus trade payables. The reconciliation of Net Working Capital as of September 30, 2021 and 2020 has been presented in "Liquidity and Capital Resources - Net Working Capital". This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

New accounting pronouncements
There have been no material changes related to recently issued or adopted accounting standards from those disclosed in our consolidated financial statements for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 included in our registration statement (as amended) and filed with the United States Securities and Exchange Commission on Form F-1 and available at www.sec.gov.

Critical accounting policies
There have been no material changes to the key estimates, assumptions and judgments as disclosed in our consolidated financial statements for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 included in our registration statement (as amended) and filed with the United States Securities and Exchange Commission on Form F-1 and available at www.sec.gov.

Risk factors
With the exception of the impact of COVID-19 on our production partners in Vietnam (refer section "Recent Developments - Update on COVID-19", there have been no material changes to the risk factors as set out in our registration statement (as amended) and filed with the United States Securities and Exchange Commission on Form F-1 and available at www.sec.gov.

Special Note Regarding Forward-Looking Statements
This management discussion & analysis contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, On’s quotations from management in this announcement, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about On’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: On’s goals and strategies; On’s expectations regarding demand for and market acceptance of its brand and platform; On’s ability to retain and increase its customer base; On’s ability to offer new products; On’s future business development, results of operations and financial condition; On’s ability to maintain and improve infrastructure necessary to operate its business; competition in the apparel industry; the expected growth of, and trends in, the markets for On’s; relevant government policies and regulations relating to On’s corporate structure, business and industry; general economic and business condition in Switzerland, the US and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in On’s filings with the SEC. All information provided in this press release is as of the date of this press release, and On does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Appendix: Consolidated Financial Information
Consolidated Interim Income Statements
(unaudited)

	Three-month period ended September 30,		Nine-month period ended September 30,

(CHF in thousands)	2021	2020	2021	2020

Net sales	218,037	130,077	533,492	300,995
Cost of sales	(86,749)	(59,255)	(215,024)	(134,169)
Gross profit	131,288	70,822	318,467	166,826
Selling, general and administrative expenses	(107,407)	(56,812)	(282,106)	(182,131)
Operating result	23,881	14,010	36,361	(15,305)
Financial income	6	7	18	20
Financial expenses	(674)	(169)	(2,218)	(634)
Foreign exchange result	(5,021)	(5,092)	(2,723)	(5,735)
Income / (Loss) before taxes	18,191	8,756	31,439	(21,654)
Income taxes	(5,199)	(654)	(14,688)	(3,307)
Net income / (loss)	12,993	8,102	16,751	(24,961)

Earnings per share
Basic EPS Class A (CHF)	0.05	0.03	0.06	(0.09)
Basic EPS Class B (CHF)	0.005	—	0.01	—

Diluted EPS Class A (CHF)	0.04	0.03	0.06	(0.09)
Diluted EPS Class B (CHF)	0.005	—	0.01	—

Consolidated Interim Statements of Comprehensive Income / (loss)
(unaudited)

	Three-month period ended September 30,		Nine-month period ended September 30,

(CHF in thousands)	2021	2020	2021	2020

Net income / (loss)	12,993	8,102	16,751	(24,961)
Net actuarial result from defined benefit plans	532	(325)	1,424	(975)
Taxes on net actuarial result from defined benefit plans	(105)	69	(280)	208
Items that will not be reclassified subsequently to profit and loss	427	(256)	1,143	(767)
Exchange differences	838	(701)	(653)	(419)
Items that will be reclassified to income statement when specific conditions are met	838	(701)	(653)	(419)
Other comprehensive income (loss), net of tax	1,266	(957)	490
Comprehensive income (loss)	14,258	7,145	17,241	(26,147)

Consolidated Interim Balance Sheets
(unaudited)

	September 30,	December 31,

(CHF in thousands)	2021	2020

Cash and cash equivalents	672,221	90,642
Trade receivables	105,190	51,631
Inventories	145,285	102,878
Other current financial assets	41,433	17,135
Other current operating assets	40,052	19,979
Current assets	1,004,181	282,264
Property, plant and equipment	24,745	17,004
RoU assets	168,638	22,719
Intangible assets	58,375	54,667
Deferred tax assets	3,586	5,915
Non-current assets	255,344	100,305
Assets	1,259,525	382,569

Trade payables	50,131	41,543
Other current financial liabilities	19,787	7,276
Other current operating liabilities	97,889	36,113
Current provisions	4,731	376
Income tax liabilities	16,600	1,054
Current liabilities	189,138	86,363
Employee benefit obligations	5,304	5,630
Non-current provisions	709	20,645
Other non-current financial liabilities	160,831	19,174
Deferred tax liabilities	6,960	5,664
Non-current liabilities	173,804	51,114
Share capital	33,454	2,172
Treasury shares	(2,500)	—
Capital reserves	881,874	276,408
Other reserves	(2,619)	(3,109)
Accumulated losses	(13,626)	(30,377)
Equity	896,583	245,093
Liabilities and equity	1,259,525	382,569

Consolidated Interim Statements of Cash Flow (unaudited)

	For the nine months ended September 30,

(CHF in thousands)	2021	2020

Net income / (loss)	16,751	(24,961)
Share-based compensation	22,018	39,607
Employee benefit expenses	1,091	598
Depreciation and amortization	19,391	8,133
Interest income and expense	1,608	430
Net exchange differences	(1,432)	1,227
Income taxes	14,688	3,307
Change in provision	2,351	1,116
Trade receivables	(51,218)	(15,410)
Inventories	(40,914)	(29,720)
Trade payables	8,373	5,348
Change in other current operating assets and liabilities	1,038	4,067
Income taxes paid	(2,218)	(5,036)
Cash flow from operating activities	(8,473)	(11,292)

Purchase tangible assets	(12,028)	(6,872)
Purchase of intangible assets	(8,127)	(5,051)
Payment of contingent considerations	(200)	(26)
Cash flow from investing activities	(20,355)	(11,950)

Repayment of financial liabilities	—	(3,000)
Payments of lease liabilities	(6,874)	(2,109)
Proceeds from issue of shares	618,262	133,266
Equity transaction costs	(363)	(1,464)
Interests paid	(1,598)	(425)
Cash flow from financing activities	609,427	126,268

Change in cash and cash equivalents	580,600	103,027
Net Cash and cash equivalents at 1 January	90,595	120
Net impact of foreign exchange rate differences	927	(381)
Net cash and cash equivalents at 30 September	672,122	102,765

Consolidated Interim Changes in Equity
(unaudited)

	Three-month period ended September 30, 2021

(CHF in thousands)	Share capital	Treasury shares	Capital reserves	Other reserves	Accumulated losses	Equity

Balance at July 1, 2020	2,172	—	270,671	(2,075)	(35,915)	234,852
Net income (loss)	—	—	—	—	5,538	5,538
Other comprehensive income (loss)	—	—	—	(1,034)	—	(1,034)
Comprehensive income (loss)	—	—	—	(1,034)	5,538	4,504
Equity transaction costs	—	—	(12)	—	—	(12)
Share-based compensation	—	—	5,749	—	—	5,749
Balance at September 30, 2020	2,172	—	276,408	(3,109)	(30,377)	245,093

Balance at July 1, 2021	2,242	—	296,827	(3,885)	(26,619)	268,565
Net income (loss)	—	—	—	—	12,993	12,993
Other comprehensive income (loss)	—	—	—	1,266	—	1,266
Comprehensive income (loss)	—	—	—	1,266	12,993	14,258
Capital increase	2,926	—	615,265	—	—	618,191
Equity transaction costs	—	—	(6,559)	—	—	(6,559)
Share-based compensation	—	—	2,127	—	—	2,127
Balance at September 30, 2021	5,168	—	907,660	(2,619)	(13,626)	896,583

	Nine-month period ended September 30, 2021

(CHF in thousands)	Share capital	Treasury shares	Capital reserves	Other reserves	Accumulated losses	Equity

Balance at January 1, 2020	1,874	—	67,239	(1,846)	(2,853)	64,414
Net income (loss)	—	—	—	—	(27,524)	(27,524)
Other comprehensive income (loss)	—	—	—	(1,264)	—	(1,264)
Comprehensive income (loss)	—	—	—	(1,264)	(27,524)	(28,788)
Capital increase	298	—	132,968	—	—	133,266
Equity transaction costs	—	—	(1,476)	—	—	(1,476)
Share-based compensation	—	—	77,676	—	—	77,676
Balance at September 30, 2020	2,172	—	276,408	(3,109)	(30,377)	245,093

Balance at January 1, 2021	2,172	—	276,408	(3,109)	(30,377)	245,093
Net income (loss)	—	—	—	—	16,751	16,751
Other comprehensive income (loss)	—	—	—	490	—	490
Comprehensive income (loss)	—	—	—	490	16,751	17,241
Capital increase	2,997	—	615,265	—	—	618,262
Share capital reorganization	28,286	(2,500)	(25,786)	—	—	—
Equity transaction costs	—	—	(6,922)	—	—	(6,922)
Share-based compensation	—	—	22,909	—	—	22,909
Balance at September 30, 2021	33,454	(2,500)	881,874	(2,619)	(13,626)	896,583